UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

AMREP Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032159105
(CUSIP Number)

James H. Dahl 4314 Pablo Oaks Court Jacksonville, FL 32224 (904) 329-4470 With copy to: Ivan A. Colao, Esq. Holland & Knight LLP 50 North Laura Street, Suite 3900 Jacksonville, FL 32202 (904) 353-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
711,699
	8	SHARED VOTING POWER
173,750
	9	SOLE DISPOSITIVE POWER
711,699
	10	SHARED DISPOSITIVE POWER
173,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
885,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 5,271,309 Shares of Common Stock outstanding as of March 6, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2024.

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rainey E. Lancaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
173,750
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
173,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 5,271,309 Shares of Common Stock outstanding as of March 6, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2024, filed with the SEC on March 8, 2024.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the information set forth in the Schedule 13D filed by (i) James H. Dahl and (ii) Rainey E. Lancaster (each, a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on May 20, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 2, 2021 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2021 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on March 31, 2022 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 9, 2024 (“Amendment No. 4”) and as further amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2024 (“Amendment No. 5,” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and the Schedule 13D, the “Amended Schedule 13D”), relating to the Common Stock, par value $0.10 per share (“Shares”), of AMREP Corporation (the “Issuer”), having a principal executive office at 850 West Chester Pike, Suite 205, Havertown, Pennsylvania 19083. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Amended Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Amended Schedule 13D is amended and restated to read as follows:

The Reporting Persons may be deemed to beneficially own 885,449 Shares, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Shares were approximately $11,471,377.90 in aggregate purchase price for 885,449 Shares, derived from: (i) in the case of James H. Dahl, personal funds of James H. Dahl and funds from the following trusts for which James H. Dahl serves as trustee: IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, IRA FBO James H. Dahl Pershing LLC as Custodian and Dahl Family Foundation, Inc.; and (ii) in the case of Rainey E. Lancaster, personal funds of Rainey E. Lancaster.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated to read as follows:

(a)         According to the most recently filed Quarterly Report on Form 10-Q of the Issuer for the quarter ended January 31, 2024, filed with the SEC on March 8, 2024, the Issuer had 5,271,309 Shares outstanding as March 6, 2024. Each Reporting Person may be deemed to have the following beneficial ownership of Shares of the Issuer: (i) James H. Dahl may be deemed to beneficially own 885,449 Shares, in aggregate (or 16.8% of the total number of Shares outstanding); and (ii) Rainey E. Lancaster may be deemed to beneficially own 173,750 Shares (or 3.3% of the total number of Shares outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on May 17, 2024.

(b)         James H. Dahl has sole power to vote and dispose of 711,699 Shares, including: (i) 388,428 Shares held directly, (ii) 204,151 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, (iii) 25,000 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian, and (iv) 94,120 Shares held by Dahl Family Foundation, Inc. Neither James H. Dahl nor any member of his family have any pecuniary interest in Shares held by Dahl Family Foundation, Inc. The Reporting Persons have shared power to vote and dispose of 173,750 Shares held by Rainey E. Lancaster.

(c)      The Reporting Persons effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Reporting Persons during the sixty days prior to and including May 17, 2024 (date range: March 18, 2024 through May 17, 2024):

Date of Transaction	Number of Shares Purchased	Price Per Share
03/22/24	1,690	$20.164	[1]
03/22/24	1,810	$20.941	[2]
03/25/24	2,800	$20.5366	[3]
03/26/24	2,500	$21.43
04/01/24	5,000	$23.50
04/03/24	3,000	$22.20
04/11/24	1,800	$21.9859	[4]
04/16/24	142	$20.98
04/18/24	2,400	$21.8164	[5]
04/29/24	5,000	$21.04	[6]
05/03/24	10,000	$20.95
05/07/24	4,621	$20.60
05/10/24	3,200	$20.9733	[7]
05/15/24	4,400	$20.9534	[8]

1 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $19.45 to $20.39 per share.

2 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.45 to $21.28 per share.

3 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.50 to $20.61 per share.

4 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $21.79 to $22.00 per share.

5 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $21.45 to $22.24 per share.

6 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $21.00 to $21.05 per share.

7 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.73 to $21.00 per share.

8 This price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $20.65 to $21.25 per share.

For the weighted average prices set forth above, the Reporting Persons undertake to provide upon request by the SEC Staff full information regarding the number of shares purchased at each separate price.

(d)         No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.

(e)         Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated May 20, 2021, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed on May 20, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2024

/s/ James H. Dahl
JAMES H. DAHL

/s/ Rainey E. Lancaster
RAINEY E. LANCASTER